eGain Corporation
1252 Borregas Avenue
Sunnyvale, California 94089

January 25, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention: Edwin S. Kim

RE:         eGain Corporation

Registration Statement on Form S-3

File No. 333-222543

Ladies and Gentlemen:

In response to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission on January 22, 2018, in connection with the above-captioned registration statement of eGain Corporation (the “Company”) on Form S-3 filed on January 12, 2018 (the “Registration Statement”), please be advised that for purposes of determining the aggregate market value of the Company’s common stock held by non-affiliates as of a date within 60 days prior to the date of filing, the Company used January 11, 2018 as the date of calculation (the “January Calculation”).

The number of shares of the Company’s common stock outstanding on January 11, 2018 was 27,265,470.  In arriving at the January Calculation, the Company determined that the number of shares of common stock held by affiliates at January 11, 2018 was 9,868,349, resulting in 17,397,121 shares held by non-affiliates.  When multiplied by the closing price of the Company’s common stock on January 11, 2018 of $5.85, the Company determined that the aggregate market value of its common stock held by non-affiliates on January 11, 2018 was $101,773,157.85.

The number of shares of common stock held by affiliates in the January Calculation consists of: 8,405,591 shares held by Ashutosh Roy, the Company’s Chief Executive Officer and Chairman of the board of director; 1,046,003 shares held by Gunjan Sinha, a director; 263,118 shares held by Promod Narang, the Company’s Senior Vice President of Products and Engineering; and 153,637 shares held by Eric Smit, the Company’s Chief Financial Officer.  None of the other officers or directors of the Company owned any of the Company’s common stock as of January 11, 2018. The January Calculation does not include any shares of the Company’s common stock subject to options that have not been exercised as of January 11, 2018.

In addition, the number of shares of common stock held by affiliates in the January Calculation does not include shares held by the following beneficial owners listed in the Company’s proxy statement for its 2017 Annual Meeting of Stockholders: Oaktop Capital Management II, L.P., Live Oak Trust and affiliates, Westerly Capital Management, LLC and Nokomis Capital, L.L.C. (collectively, the “Significant Owners”).  The Company determined that none of the Significant Owners were “affiliates” (as such term is defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”)) of the Company or any of its directors or officers, based on the Company’s belief that:

•                  none of the Significant Owners owns more than 10% of the Company’s outstanding common stock;

•                  none of the Significant Owners, directly or indirectly through its intermediaries, “controls” the Company (as such term is defined in Rule 405 of the Securities Act);

•                  none of the Significant Owners possesses the power, directly or indirectly, to elect or designate a member of the Company’s board of directors;

•                  none of the Significant Owners has the ability, directly or indirectly through its intermediaries, to affect the management or policies of the Company; and

•                  there are no familial, debtor-creditor or other business relationships between the Company or any of its directors or officers on the one hand, and any Significant Owner on the other hand.

The Company is not aware of any other affiliated holders of its common stock other than as disclosed in the Company’s proxy statement for its 2017 Annual Meeting of Stockholders.

Thank you for your consideration of this matter.  Should you have any questions, please call the Gabriella Lombardi of Pillsbury Winthrop Shaw Pittman LLP at 650.233.4670.

Very truly yours,

eGain Corporation

By:	/s/ Eric Smit
Eric Smit
Chief Financial Officer

cc:   Stanley F. Pierson

Gabriella A. Lombardi